January 22, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2005
Filed May 16, 2006
File No. 1-14491

Dear Mr. Spirgel:

     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 15, 2006 (the “Comment Letter”) regarding the Company’s Annual Report for the year ended December 31, 2005 filed on Form 20-F on May 16, 2006.

     Set forth below are the Staff’s comments numbered 1 through 3 along with our responses to the comments.

1.	Describe for us in more detail the nature of the related party interconnection revenue received from TIM Celular in 2005. It is unclear to us why this revenue increased and your interconnection costs decreased as a result of the termination of your authorization to provide long-distance services. Please explain these transactions with TIM Celular and their impact on the financial statements in more detail.

     The caller on any long distance call originating in Brazil from any telephone must select the long distance carrier for that call by dialing the chosen carrier’s long distance code at the inception of the call. A long distance carrier recognizes as revenue the full amount of the long distance charges associated with any call originated by a caller using that carrier’s long distance code, which charges are paid by the caller, but pays interconnection fees to any other telecom company whose network is used for completing the long distance call.

     Accordingly, at the time our subsidiaries TIM Sul and TIM Nordeste held authorizations to provide long distance service, they earned revenue on any call originated by a customer in their respective areas using the TIM Group’s long distance code (such code was shared among all of TIM Brasil’s subsidiaries, including TIM Celular), and also paid interconnection charges to other telecom companies, including TIM Celular, for completing such calls outside our network. After the relinquishment of their domestic and international long distance authorizations in early 2005, TIM Sul and TIM Nordeste ceased to receive long distance revenues and, at the same time ceased to incur interconnection charges relating to long distance calls. TIM Celular, on the other hand, began to earn long distance revenues on all calls placed using TIM Group’s long distance code, regardless of where the calls originated (prior to the relinquishment of TIM Sul and TIM Nordeste long distance authorizations, TIM Celular only earned long distance revenues on calls made using TIM Group’s long distance code when the call was placed from outside of the TIM Nordeste and TIM Sul networks).

     The increase in the interconnection revenues received from TIM Celular in 2005 principally reflects greater interconnection fees paid to us during 2005 as a result of significantly increased usage of the TIM Sul and TIM Nordeste networks for the completion by TIM Celular of long distance calls originated using TIM Group’s long distance code. Conversely, our costs – including interconnection charges paid to TIM Celular – were reduced as a result of TIM Sul and TIM Nordeste no longer providing long distance service and, therefore, not incurring the related interconnection costs.

     Note that since our acquisition of TIM Celular on March 16, 2006, we are again authorized to offer long distance services through this subsidiary.

2.	We note that you have recorded financial expenses on handset sales for the years ended December 31, 2004 and 2005. Tell us the nature of these expenses. Clarify how you have classified them in your US GAAP reporting and explain to us your basis in the accounting literature for this policy.

     We advise the staff that amounts reflected as “financial expenses on sales of handsets” refer to reimbursements given to certain distributors (“dealers”) in the form of cash consideration under the situation described hereunder.

     When the dealer sells handsets to customers via credit card installments (6 or 10 monthly installments), in accordance with our contracts with such dealers the processing fees charged by the credit card companies may be reimbursed to the dealer at our sole discretion. When we elect to grant the reimbursement, we reimburse processing fees at a set rate based on the installment term, that is, 9% or 13% of the handset sales price if sold in 6 or 10 installments, respectively. The reimbursement occurs when we receive a statement from the dealers setting out the processing fees incurred by them.

     These expenses are recorded at the date on which the reimbursement is granted to the dealer, which is after the date on which we recognize the related revenue from the sales of handsets to the dealer. Such treatment is in accordance with paragraphs 22 and 23 of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer.” At December 31, 2004 and 2005, we recorded a provision for reimbursements already granted but not yet paid.

     Under Brazilian GAAP, such expenses are recorded as financial expenses.

      For US GAAP reporting purposes, such cash considerations are reclassified to sales deductions. As disclosed in F-66, the amounts reclassified to sales deductions were R$14,861 for 2004 and R$30,154 for 2005. Such classification is in accordance with paragraph 9 of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer.”

3.	We note that you have made significant changes to your statements of cash flows for the years ended December 31, 2004 and 2003. Revise to disclose the nature of each of these restatements or reclassifications. In addition, tell us your basis in the accounting literature for each of these changes.

     We advise the Staff that the changes noted in the statements of cash flows for the years ended December 31, 2004 and 2003 with an effect on total cash flows provided by (used in) operating activities, investing activities and financing activities were as follows:

	Operating activities		Investing activities		Financing activities

	2004	2003	2004	2003	2004	2003

2004 20F	892,116	663,723	(721,792)	(128,092)	(118,224)	(522,816)
PP&E reclassification (i)	(308,891)	(72,992)	308,891	72,992	-	-
Dividends paid to shareholders (ii)	23,654	-	-	-	(23,654)	-
Withdrawal rights (ii)	31,483	-	-	-	(31,483)	-

2005 20F	638,362	590,731	(412,901)	(55,100)	(173,361)	(522,816)

(i)	Acquisitions of property, plant and equipment (“PP&E”) with a corresponding increase in accounts payable (2004 and 2003)

At the time we prepared our 2004 20F, we did not have the ability to segregate from total PP&E additions the amounts that had not been paid by year end (i.e. non-cash transactions) and, consequently, were still being reflected as accounts payable. Therefore, the amounts shown in the statements of cash flows as additions to PP&E and as changes to accounts payable included the effects of these non-cash transactions.

During 2005, we developed in our accounting systems the ability to segregate accounts payable of a PP&E nature and, therefore, we were able to reflect in the statements of cash flows the amounts actually paid for PP&E acquisitions. Therefore, reclassifications of R$308,891 in 2004 and R$72,992 in 2003 were recorded affecting “Accounts payable” (operating activities) and “Property, plant and equipment and usage license acquisitions” (investing activities) captions. The acquisition of PP&E with assumption of obligations to suppliers (non-cash transactions) was reflected in the “Supplementary disclosure of cash flow information” section of the statements of cash flows.

This reclassification is in line with paragraph 32 of Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (SFAS 95).

(ii)	Information related to minority interests (2004 only)

At the time we prepared our 2005 20F, we reviewed the classification in the statement of cash flows for the year ended December 31, 2004 of certain transactions related to minority interests that had previously been included under “Minority interests” (operating activities). As a result of this review and with the objective of providing more reliable information, the following amounts were reclassified in the 2005 20F:

a.	Payments of dividends and interest on shareholders’ equity to minority shareholders in the amount of R$23,654, which were reclassified from “Minority interests” (operating activities) to “Dividends and interest on shareholders’ equity paid” (financing activities), and

b.	Payments of withdrawal rights exercised by minority shareholders: on January 30, 2004 there was a corporate reorganization, through which five subsidiaries of TIM Participações were merged into TIM

Nordeste. Some of the minority shareholders of those five companies opted to redeem their shares, instead of obtaining shares issued by Tim Nordeste, thus exercising their withdrawal rights. The amount of withdrawal rights, totaling R$31,483, was reclassified from “Minority interests” (operating activities) to “Withdrawals rights paid” (financing activities).

We believe that these reclassifications are in line with paragraph 20 of SFAS 95.

Other reclassifications within operating activities have been recorded in the statements of cash flows for the years ended December 31, 2004 and 2003 for improved comparability with the classifications shown in the statement of cash flows for the year ended December 31, 2005. The reclassifications within operating activities were as follows:

a.	From “Deferred taxes” to “Depreciation and amortization”, for the effect of the realization of tax benefits generated by the amortization of goodwill described in F-63 (R$50,450 in 2004 and R$50,239 in 2003). The purpose of the reclassification was to align the statements of cash flows with the classification in the statements of income,

b.	From “Trade Accounts Receivable” to “Other current and noncurrent assets”, related to receivables from shared advertisement (R$12,187 in 2004). The purpose of the reclassification was to align the statements of cash flows with the classification in the balance sheets,

c.	From “Taxes payable” to “Provision for contingencies”, related to a tax contingency (R$8,085 in 2004). The purpose of the reclassification was to align the statements of cash flows with the classification in the balance sheets, and

d.	Other minor reclassifications affecting “Loss on disposal of property, plant and equipment”, “Loss on investment”, “Other current and noncurrent assets” and “Taxes payable”.

We believe that the effects of such reclassifications are not significant to the statements of cash flows taken as a whole.

We respectfully request that the Staff allow us to make additional disclosures regarding all reclassifications to the statements of cash flows in future filings.

* * *

In connection with the above responses, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your assistance in this matter. Please do not hesitate to contact me at +55-21-4009-3704, Nicholas Kronfeld (212-450-4950) or Jonathan Pacheco (212-450-4035) of Davis Polk & Wardwell, or Mauro Moreira (+55-21-2109-1400) of Ernst & Young, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Stefano De Angelis
Stefano De Angelis
Chief Financial Officer

cc:
Nicholas Kronfeld
Jonathan Pacheco
Davis Polk & Wardwell

Mauro Moreira
Ernst & Young